SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 September, 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 September 2023
Exhibit 1.2	Transaction in Own Shares dated 04 September 2023
Exhibit 1.3	Transaction in Own Shares dated 05 September 2023
Exhibit 1.4	Transaction in Own Shares dated 06 September 2023
Exhibit 1.5	Transaction in Own Shares dated 07 September 2023
Exhibit 1.6	Transaction in Own Shares dated 08 September 2023
Exhibit 1.7	Transaction in Own Shares dated 11 September 2023
Exhibit 1.8	Director/PDMR Shareholding Shares dated 12 September 2023
Exhibit 1.9	Transaction in Own Shares dated 12 September 2023
Exhibit 1.10	Transaction in Own Shares dated 13 September 2023
Exhibit 1.11	Transaction in Own Shares dated 14 September 2023
Exhibit 1.12	Transaction in Own Shares dated 15 September 2023
Exhibit 1.13	Transaction in Own Shares dated 18 September 2023
Exhibit 1.14	Transaction in Own Shares dated 19 September 2023
Exhibit 1.15	Transaction in Own Shares dated 20 September 2023
Exhibit 1.16	Transaction in Own Shares dated 21 September 2023
Exhibit 1.17	Transaction in Own Shares dated 22 September 2023
Exhibit 1.18	Transaction in Own Shares dated 25 September 2023
Exhibit 1.19	Transaction in Own Shares dated 26 September 2023
Exhibit 1.20	Transaction in Own Shares dated 27 September 2023
Exhibit 1.21	Transaction in Own Shares dated 28 September 2023
Exhibit 1.22	Director/PDMR Shareholding dated 29 September 2023
Exhibit 1.23	Transaction in Own Shares dated 29 September 2023

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 7,572,744 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,202,571	600,107	1,770,066
Highest price paid per Share (pence):	502.60	502.40	502.40
Lowest price paid per Share (pence):	493.75	494.50	494.95
Volume weighted average price paid per Share (pence):	500.4840	500.4614	500.5295

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	500.4840	5,202,571
Cboe (UK)/BXE	500.4614	600,107
Cboe (UK)/CXE	500.5295	1,770,066

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1910L_1-2023-9-1.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	1 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,215,278,742
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,154,390,873

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 5,855,464 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,659,117	447,367	1,748,980
Highest price paid per Share (pence):	506.60	505.70	506.50
Lowest price paid per Share (pence):	501.90	502.00	501.90
Volume weighted average price paid per Share (pence):	503.7127	503.5252	503.4975

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	503.7127	3,659,117
Cboe (UK)/BXE	503.5252	447,367
Cboe (UK)/CXE	503.4975	1,748,980

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3303L_1-2023-9-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	4 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,211,279,192
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,150,391,323

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 7,538,009 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,280,182	562,725	1,695,102
Highest price paid per Share (pence):	513.90	513.60	514.10
Lowest price paid per Share (pence):	497.30	497.55	497.40
Volume weighted average price paid per Share (pence):	507.6003	507.3489	507.3175

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	507.6003	5,280,182
Cboe (UK)/BXE	507.3489	562,725
Cboe (UK)/CXE	507.3175	1,695,102

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4710L_1-2023-9-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	5 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,203,706,448
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,142,818,579

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 7,570,079 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,238,407	590,238	1,741,434
Highest price paid per Share (pence):	518.60	518.50	518.60
Lowest price paid per Share (pence):	507.90	509.10	508.60
Volume weighted average price paid per Share (pence):	513.9881	513.9822	513.8772

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	513.9881	5,238,407
Cboe (UK)/BXE	513.9822	590,238
Cboe (UK)/CXE	513.8772	1,741,434

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6261L_1-2023-9-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	6 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,197,850,984
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,136,963,115

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 6,264,559 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 7 February 2023 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,897,285	604,920	1,762,354
Highest price paid per Share (pence):	518.90	518.80	518.80
Lowest price paid per Share (pence):	513.20	513.20	513.20
Volume weighted average price paid per Share (pence):	515.8803	515.8250	515.8282

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	515.8803	3,897,285
Cboe (UK)/BXE	515.8250	604,920
Cboe (UK)/CXE	515.8282	1,762,354

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7756L_1-2023-9-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	7 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,190,312,975
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,129,425,106

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,197,146 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,123,251	437,225	1,636,670
Highest price paid per Share (pence):	518.00	518.00	518.00
Lowest price paid per Share (pence):	512.60	512.60	512.60
Volume weighted average price paid per Share (pence):	515.7706	515.7797	515.8271

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	515.7706	2,123,251
Cboe (UK)/BXE	515.7797	437,225
Cboe (UK)/CXE	515.8271	1,636,670

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9163L_1-2023-9-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	8 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,182,742,896
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	934,029,631
New total number of voting rights (including treasury shares):	18,121,855,027

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,161,744 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,303,165	354,792	1,503,787
Highest price paid per Share (pence):	521.60	521.50	521.60
Lowest price paid per Share (pence):	515.30	515.30	515.30
Volume weighted average price paid per Share (pence):	518.6831	518.8234	518.7846

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	518.6831	2,303,165
Cboe (UK)/BXE	518.8234	354,792
Cboe (UK)/CXE	518.7846	1,503,787

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0683M_1-2023-9-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,176,938,415
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,115,590,468

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.173	60
d)	Aggregated information - Volume - Price - Total	60 £5.173 £310.38
e)	Date of the transaction	11 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.173	73
d)	Aggregated information - Volume - Price - Total	73 £5.173 £377.63
e)	Date of the transaction	11 September 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,164,707 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,982,822	444,746	1,737,139
Highest price paid per Share (pence):	523.20	523.20	523.20
Lowest price paid per Share (pence):	513.70	513.00	513.00
Volume weighted average price paid per Share (pence):	518.2798	518.5550	518.3887

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	518.2798	1,982,822
Cboe (UK)/BXE	518.5550	444,746
Cboe (UK)/CXE	518.3887	1,737,139

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2214M_1-2023-9-12.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,172,741,269
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,111,393,322

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,317,492 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,135,112	480,303	1,702,077
Highest price paid per Share (pence):	522.00	522.00	522.00
Lowest price paid per Share (pence):	507.00	507.10	507.10
Volume weighted average price paid per Share (pence):	514.5044	513.9934	514.1585

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	514.5044	2,135,112
Cboe (UK)/BXE	513.9934	480,303
Cboe (UK)/CXE	514.1585	1,702,077

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3642M_1-2023-9-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,168,579,525
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,107,231,578

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,150,412 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,123,026	421,649	1,605,737
Highest price paid per Share (pence):	526.10	526.10	526.10
Lowest price paid per Share (pence):	510.30	510.40	510.30
Volume weighted average price paid per Share (pence):	520.3587	521.1432	520.7725

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	520.3587	2,123,026
Cboe (UK)/BXE	521.1432	421,649
Cboe (UK)/CXE	520.7725	1,605,737

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5135M_1-2023-9-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,164,414,818
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,103,066,871

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,134,694 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,924,564	466,586	1,743,544
Highest price paid per Share (pence):	528.60	528.60	528.60
Lowest price paid per Share (pence):	521.60	521.90	521.90
Volume weighted average price paid per Share (pence):	525.5091	525.3369	525.3774

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	525.5091	1,924,564
Cboe (UK)/BXE	525.3369	466,586
Cboe (UK)/CXE	525.3774	1,743,544

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6676M_1-2023-9-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,160,097,326
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,098,749,379

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,176,099 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,160,973	353,376	1,661,750
Highest price paid per Share (pence):	527.00	526.90	526.90
Lowest price paid per Share (pence):	518.10	518.10	518.10
Volume weighted average price paid per Share (pence):	521.9159	521.8273	521.7554

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	521.9159	2,160,973
Cboe (UK)/BXE	521.8273	353,376
Cboe (UK)/CXE	521.7554	1,661,750

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8246M_1-2023-9-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,155,946,914
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,094,598,967

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,163,353 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,207,671	391,477	1,564,205
Highest price paid per Share (pence):	526.30	526.30	526.30
Lowest price paid per Share (pence):	521.00	521.00	521.00
Volume weighted average price paid per Share (pence):	524.0446	524.0249	523.9910

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	524.0446	2,207,671
Cboe (UK)/BXE	524.0249	391,477
Cboe (UK)/CXE	523.9910	1,564,205

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9769M_1-2023-9-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,151,812,220
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,090,464,273

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,163,353 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,155,437	420,589	1,587,327
Highest price paid per Share (pence):	524.80	524.80	524.80
Lowest price paid per Share (pence):	514.00	514.40	514.20
Volume weighted average price paid per Share (pence):	520.5954	520.7251	520.6381

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	520.5954	2,155,437
Cboe (UK)/BXE	520.7251	420,589
Cboe (UK)/CXE	520.6381	1,587,327

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1246N_1-2023-9-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,147,636,121
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,086,288,174

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,214,098 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,031,478	418,602	1,764,018
Highest price paid per Share (pence):	528.90	528.90	528.90
Lowest price paid per Share (pence):	514.70	514.70	514.70
Volume weighted average price paid per Share (pence):	520.6429	520.9734	520.9800

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	520.6429	2,031,478
Cboe (UK)/BXE	520.9734	418,602
Cboe (UK)/CXE	520.9800	1,764,018

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2780N_1-2023-9-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,143,472,768
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,082,124,821

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,155,513 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,296,519	374,171	1,484,823
Highest price paid per Share (pence):	529.00	529.00	529.00
Lowest price paid per Share (pence):	517.10	517.10	517.10
Volume weighted average price paid per Share (pence):	525.3352	525.2508	525.3688

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	525.3352	2,296,519
Cboe (UK)/BXE	525.2508	374,171
Cboe (UK)/CXE	525.3688	1,484,823

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4323N_1-2023-9-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,139,309,415
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,077,961,468

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,192,020 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,436,660	309,728	1,445,632
Highest price paid per Share (pence):	529.30	529.30	529.30
Lowest price paid per Share (pence):	522.00	522.00	522.00
Volume weighted average price paid per Share (pence):	526.2313	526.4362	526.3183

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	526.2313	2,436,660
Cboe (UK)/BXE	526.4362	309,728
Cboe (UK)/CXE	526.3183	1,445,632

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5845N_1-2023-9-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,135,095,317
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,073,747,370

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,199,245 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,296,699	384,523	1,518,023
Highest price paid per Share (pence):	533.00	533.00	533.00
Lowest price paid per Share (pence):	521.40	521.40	521.40
Volume weighted average price paid per Share (pence):	528.5773	529.0396	528.6832

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	528.5773	2,296,699
Cboe (UK)/BXE	529.0396	384,523
Cboe (UK)/CXE	528.6832	1,518,023

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7371N_1-2023-9-26.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,130,939,804
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,069,591,857

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,151,900 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,071,059	426,226	1,654,615
Highest price paid per Share (pence):	538.70	538.70	538.70
Lowest price paid per Share (pence):	530.80	530.80	530.80
Volume weighted average price paid per Share (pence):	535.1619	535.3544	535.4894

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	535.1619	2,071,059
Cboe (UK)/BXE	535.3544	426,226
Cboe (UK)/CXE	535.4894	1,654,615

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8961N_1-2023-9-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,126,747,784
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,065,399,837

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,119,810 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,102,776	362,421	1,654,613
Highest price paid per Share (pence):	549.40	549.40	549.40
Lowest price paid per Share (pence):	537.30	537.30	537.30
Volume weighted average price paid per Share (pence):	540.7833	540.7481	541.0532

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	540.7833	2,102,776
Cboe (UK)/BXE	540.7481	362,421
Cboe (UK)/CXE	541.0532	1,654,613

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0709O_1-2023-9-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 September 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,122,548,539
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	933,569,553
New total number of voting rights (including treasury shares):	18,061,200,592

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.3559	113
d)	Aggregated information - Volume - Price - Total	113 £5.3559 £605.22
e)	Date of the transaction	27 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.257	114
d)	Aggregated information - Volume - Price - Total	114 £5.257 £599.30
e)	Date of the transaction	27 September 2023
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 September 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,114,494 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 August 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,106,109	392,060	1,616,325
Highest price paid per Share (pence):	540.00	540.00	540.00
Lowest price paid per Share (pence):	531.50	531.50	531.50
Volume weighted average price paid per Share (pence):	536.2588	536.3290	536.4152

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	536.2588	2,106,109
Cboe (UK)/BXE	536.3290	392,060
Cboe (UK)/CXE	536.4152	1,616,325

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2436O_1-2023-9-29.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 October 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary